Exhibit 6.6

GIN & LUCK

ROLES & RESPONSIBILITIES: Devon Tarby

All positions at Gin & Luck are expected to adhere to our guiding principle of Leadership, Managing, and Accountability.

PROPRIETORS LLC

-     Chief Services Officer

o   New Business Project Assessment

o   Client Servicing

o   Consulting Project Management

o   Education & Training Process Management

o   Development Process Management

o   Product Management / Quality Control

o   Project Infrastructure

o   P&L Results

o   Hiring and Firing of Props Team

o   Long Term Growth & Scalability

o   Meeting Cadence:

•         G&L Weekly

•         Props LLC Weekly

•         G&L Quarterly

•         Board Meetings

CONSULTING OPERATIONS

-     Development Director:

o   Program Brief

o   Menu Wireframe

o   Program Structure

o   OS&E Style

o   Culinary Structure & Development

o   Development Materials & Systems

o   Meeting Cadence:

•         Props LLC Weekly

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-     Education & Training Director:

o   Training Plan Creation / Execution Oversight

o   Training Methodology

o   Training Materials & Systems

o   Training Trainers

o   Meeting Cadence:

•         Props LLC Weekly

•         Education / Trainer Collective Quarterly

-     Events Director:

o   Brand / Client Coordination

o   Menu Wireframe

o   Coordinate Event Lead

o   Event Materials & Systems

o   Event Logistics

o   Meeting Cadence:

▪         Project Specific

-     Head Trainer:

o   Project Training Schedule

o   Trainer Assignment / Orientation

o   Training Planning & Systems

o   On-Site Training

o   Meeting Cadence:

▪         Project Specific

MANAGEMENT OPERATIONS

-     Development Director:

o   Program Brief

o   Menu Wireframe

o   Program Structure

o   OS&E Style

o   Culinary Structure & Development

o   Development Materials & Systems

o   Meeting Cadence:

▪         Management Weekly

-     Education & Training Director:

o   Training Plan Creation / Execution Oversight

o   Training Methodology

o   Training Materials & Systems

o   Training trainers

o   Meeting Cadence:

▪         Management Weekly

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Reporting & Communication

The CSO reports to and maintains daily communication with the CEO and COO. The CSO also reports to the owners on a weekly basis and to the board on a quarterly basis.

Compensation

Salary:	The annual salary of the CSO at the time of signing is $105,000.00

Computer:	Proprietors LLC will provide a laptop or home computer necessary for the CSO to perform their role.

Cell Phone:	Proprietors LLC will provide and cover all related carrier costs for CSO’s cell phone.

Healthcare:	The CSO is eligible to participate in provided healthcare offerings (including dental and vision).

R&D Program:	$2,500 per year on F&B for R&D purposes.

Variable Performance Bonus:	Gin & Luck leadership is entitled to a variable bonus program held against operating profit targets, as approved by the board. The CSO target bonus is $31,500.00 annually or $7,875.00 per quarter. Each bonus will be granted if the measurables are within a certain range of the planned budgets, as outlined in the appendix A. Budgets will be set 30 days before the new year, with the exception of new projects, which will be set 30 days before any commitment (security deposit, etc). Bonuses will roll over, allowing the capture of the average % of the target. For example, if three quarters are down but the company ends at 100% of the target, the full bonus will be paid out after the last quarter of the year. Bonuses are paid 45 days after the end of the previous quarter.

Pay schedule:	The CSO will be paid according to organization’s biweekly established pay schedule.

Work hours/Schedule

The CSO is expected expected to work five days a week, respond to emails, slack and scheduled calls throughout the day, and be “on call” for one additional day per week if needed. It is understood that the COO’s work hours may deviate from a standard work day – with occasional expanded hours and duties – and should days or times be “off limits” they must be communicated to the team – including regular days off (e.g. weekends, on call or off call).

Annual leave

Our vacation policy allows employees to take as much leave as they need. This policy is based on mutual trust between employer and employee.

The policy doesn’t limit the amount of paid time off an employee can take. It does establish a minimum time off level.

Employees will have to take at least 10 days off each year.

Employees don’t accrue time-off, so the company will not compensate unused leave. This policy doesn’t interfere with legally established leaves like maternity and paternity leave. Employees should use at least the legal amount. Any vacation leave they choose to take is separate.

Employees are obliged to:

•	Avoid abusing this policy by taking time off that negatively impacts their job and the company.
•	Communicate and collaborate with his/her superior or team to ensure everyone takes leave without disrupting operations.
•	Plan to delegate, postpone, or otherwise manage projects that will be affected by their time off

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Any planned vacations or days off must be communicated to and approved by the Controller in advance. For vacations, at least two weeks advanced notice is required.

Annual performance review

The performance of the CSO will be reviewed annually by the CEO and COO based on criteria agreed upon by Gin & Luck leadership, ownership, and the board.

Confidentiality, Non-Solicitation and Non-Compete Agreement: As a material condition to your employment, you shall be required to execute and deliver to the Company, upon acceptance of this offer of employment, the Confidentiality, Non-Solicitation and Non-Compete Agreement, between you and the Company, in the form attached hereto as Exhibit A (the “Restrictive Covenant Agreement”). You acknowledge and agree that the obligations and restrictions imposed on you under the Restrictive Covenant Agreement are a material inducement to the Company’s offer of employment to you hereunder and a material condition to your employment by the Company hereunder.

Taxes; Withholding: You hereby acknowledge and agree that, notwithstanding any provision herein to the contrary, the Company shall have the power to withhold from (and thereby reduce) any payments of salary or other compensation or benefits due to you under this agreement or under any other plan, policy, benefit or agreement of or with the Company, or (to the extent that taxes are under-withheld on amounts previously paid by the Company to you or taxes are due on income taxable to you without the receipt of sufficient cash) require you to remit to the Company promptly upon notification of the amount due, an amount, determined in the Company’s sole discretion, in each case as necessary to satisfy all of the Company’s obligations regarding federal, state, local and foreign withholding tax requirements (including social security, employment and similar payroll deductions) with respect to your compensation pursuant to this agreement and/or with respect to any other payment of cash, or issuance or delivery of any other property, to you or to any third party for your account or benefit, and the Company, as applicable, may defer any such payment of cash or issuance or delivery of such other property until such requirements are satisfied, in the Company’s sole discretion. Notwithstanding anything to the contrary herein, you acknowledge and agree that you are responsible for payment of any and all personal income tax obligations to any and all applicable local, state, federal or foreign agencies associated with your compensation from the Company.

Section 409A. This Agreement is intended to comply with Section 409A (“Section 409A”) of the Internal Revenue Code of 1986, as amended, or an exemption thereunder and shall be construed and administered in accordance with Section 409A. Notwithstanding any other provision of this Agreement, payments provided under this Agreement may only be made upon an event and in a manner that complies with Section 409A or an applicable exemption. Any payments under this Agreement that may be excluded from Section 409A either as separation pay due to an involuntary separation from service or as a short-term deferral shall be excluded from Section 409A to the maximum extent possible. For purposes of Section 409A, each installment payment provided under this Agreement shall be treated as a separate payment. Any payments to be made under this Agreement upon a termination of employment shall only be made upon a "separation from service" under Section 409A. Notwithstanding the foregoing, the Company makes no representations that the payments and benefits provided under this Agreement comply with Section 409A and in no event shall the Company be liable for all or any portion of any taxes, penalties, interest or other expenses that may be incurred by you on account of non-compliance with Section 409A.

Notwithstanding any other provision of this Agreement, if any payment or benefit provided to you in connection with your termination of employment is determined to constitute "nonqualified deferred compensation" within the meaning of Section 409A and you are determined to be a "specified employee" as defined in Section 409A(a)(2)(b)(i), then such payment or benefit shall not be paid until the first payroll date to occur following the six-month anniversary of the Termination Date (the "Specified Employee Payment Date"). The aggregate of any payments that would otherwise have been paid before the Specified Employee Payment Date shall be paid to you in a lump sum on the Specified Employee Payment Date and thereafter, any remaining payments shall be paid without delay in accordance with their original schedule.

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Enforceability: It is the desire and intent of you and the Company that the provisions of this agreement shall be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. In case any provision of this agreement shall be finally determined by a court or competent jurisdiction to be invalid, illegal or unenforceable, such provision shall be deemed to be deleted, but the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Governing Law; Consent to Jurisdiction: This agreement shall be governed by and construed in accordance with the laws of the State of California (without giving effect to any choice of laws or conflicts of laws provisions). Each of the parties hereby irrevocably and unconditionally submits to the jurisdiction of the United States District Court for the Central District of California and/or any state court of the state of California located in Los Angeles, California, and irrevocably agrees that all actions or proceedings arising out of or relating to this agreement or the transactions contemplated hereby may be litigated in such courts. Each of the parties irrevocably waives any objection which he, she or it may now or hereafter have to the laying of the venue of any such proceeding in any such court and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. You and the Company agree that (a) service of process in any such action or proceeding may be effected in any manner permitted for giving of notice in this agreement and/or in any other manner permitted by applicable law, and (b) any judgment or award rendered on or in respect of this agreement may be entered in and enforced by any court in the world having jurisdiction.

Waiver of Jury Trial: Each of the parties hereby waives, to the fullest extent permitted by applicable law, any right he, she or it may have to a trial by jury in respect of any action or proceeding arising out of, under or in connection with this agreement. Each of the parties (a) certifies that no representative, agent or attorney of the other party has represented, expressly or otherwise, that the other party would not, in the event of litigation, seek to enforce the foregoing waiver, and (b) acknowledges that he, she or it and the other party hereto have been induced to enter into this agreement, by, among other things, the mutual waivers and certifications contained herein.

Miscellaneous: No modification, amendment or waiver of any provision hereof, or consent required hereby, nor any consent to any departure herefrom, shall be effective unless it explicitly states the intent of both parties hereto to supplement the terms herein and is in writing and signed by the parties hereto. This Agreement is personal to you and shall not be assigned by you. Any purported assignment by you shall be null and void. You hereby acknowledge and agree that the Company may assign its rights and obligations under this agreement and in and to any and all intellectual property owned by or assigned to it pursuant to this agreement and/or the Restrictive Covenant Agreement without restriction. The provisions hereof, together with the Restrictive Covenant Agreement, contain the entire agreement among the parties hereto with respect to the matters set forth herein (and therein), and supersede all prior agreements or understandings among the parties hereto with respect to the matters set forth herein (and therein). This agreement may be executed in one or more counterparts, each executed counterpart (including executed counterparts delivered by facsimile or by e-mail) to be deemed an original instrument, and all such counterparts together to be deemed but one agreement. Any notice required or permitted to be given under this agreement shall be given in writing and shall be deemed effectively given upon personal delivery, upon delivery by nationally recognized overnight courier (signature or evidence of delivery required), or three (3) days following deposit in the mail, by registered or certified mail (return receipt requested), addressed to the other party hereto at their address hereinafter shown below their signature to this agreement (or in the case of the Company, to its principal office) or at such other address as such party may designate by written notice to the other party hereto in accordance with this provision.

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At-Will Employment: You and the Company acknowledge and agree that, except as otherwise expressly provided by this agreement or any other written agreement between you and the Company, your employment by the Company is “at will” and may be terminated by either you or the Company at any time for any reason, or no reason.

Acknowledgment of Full Understanding. YOU ACKNOWLEDGES AND AGREE THAT YOU HAVE FULLY READ, UNDERSTAND AND ARE VOLUNTARILY ENTERING INTO THIS AGREEMENT, AND THAT YOU HAVE HAD AN OPPORTUNITY TO ASK QUESTIONS AND CONSULT WITH AN ATTORNEY OF YOUR CHOICE BEFORE SIGNING THIS AGREEMENT.

/s/ Devon Jane Tarby	2/16/2019
Devon Jane Tarby	Date

/s/ David Kaplan	2/16/2019
Authorized Representative	Date
Gin & Luck

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Appendix A

The following scales will be used to measure the variable performance bonus.

•	The table below will be used to calculate variable performance bonus in the areas of Operating Profit vs Budget.
•	Percent of standard earned will be based on percent of goal achieved as set forth in the table below:

FINANCIAL PERFORMANCE CALCULATION SCALE

Percent Goal Achieved	Percent of Standard Earned
85-90%	20%
91-95%	40%
96-100%	100%
101-105%	105%
106-110%	110%
111-115%	115%
116-120%	120%
121-125%	125%
126-135%	130%

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